                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                MEDIMMUNE, INC.
                                ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  584699-10-2
                                  -----------
                                 (CUSIP Number)

                                DR. ANDERS HOVE
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006


                               November 10, 1997
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 5894699-10-2
-----------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [ ]
     of a Group*                                            (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds*

          AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Panama

--------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                  0 by Biotech Target S.A.
by Each Reporting              -------------------------------------------------
Person With                    (8)  Shared Voting Power
                                    1,485,000 by Biotech Target
                                    S.A.(See Item 5)
                               -------------------------------------------------
                               (9)  Sole Dispositive Power
                                    0 by Biotech Target S.A.
                               -------------------------------------------------
                               (10) Shared Dispositive Power
                                    1,485,000 by Biotech Target
                                    S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,485,000 shares of common stock, par value of $.01 per share (See Item
5).

--------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                   [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO





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
CUSIP No.584699-10-2
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [ ]
     of a Group*                                            (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds

     WC

--------------------------------------------------------------------------------
(5) Check Box is Disclosure of Legal Proceedings is required
    Pursuant to Items 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                  0 by BB Biotech AG
by Each Reporting              -------------------------------------------------
Person With                    (8)  Shared Voting Power
                                    1,485,000 by BB Biotech AG
                                    (See Item 5)
                               -------------------------------------------------
                               (9)  Sole Dispositive Power
                                    0 by BB Biotech AG
                               -------------------------------------------------
                               (10) Shared Dispositive Power
                                    1,485,000 by BB Biotech AG
                                    (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,485,000 shares of common stock, par value of $.01 per share (See Item 5).

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)





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
Excludes Certain Shares*                                        [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of MedImmune, Inc. ("MedImmune"). MedImmune's principal executive offices are located at 35 West Watkins Mill Road, Gaithersburg, MD 20878.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by BB Biotech AG ("BB Biotech") and Biotech Target S.A. ("Biotech Target"). Biotech Target is a wholly-owned subsidiary of BB Biotech.

         BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

          Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is
Swiss Bank Tower, Panama 1, Republic of Panama.   The principal business of
Biotech Target is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Biotech Target purchased 1,485,000 shares of common stock, $.01 par value per share, (the "Common Stock") for an aggregate consideration of $35,404,968.08. Biotech Target used capital to purchase the shares of MedImmune Common Stock, which, in turn, was





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
working capital supplied by BB Biotech. BB Biotech is publicly traded on the Swiss Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of MedImmune, other business and investment alternatives of Biotech Target and general economic and market conditions.

         It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct MedImmune's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of MedImmune or the disposition of securities of MedImmune; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MedImmune; (c) a sale or transfer or a material amount of assets of MedImmune; (d) any change in the present board of directors or management of MedImmune, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of MedImmune; (f) any other material change in MedImmune's business or corporate structure; (g) changes in MedImmune's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MedImmune by any person; (h) causing a class of securities of MedImmune to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of MedImmune to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or
(j) any action similar to any of those enumerated above.





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
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 1,485,000 shares of Common Stock held directly by Biotech Target as of November 17, 1997, which represents approximately 6.2% of MedImmune's outstanding shares of Common Stock. No shares of MedImmune Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of MedImmune Common Stock.

         (b) The number of shares of MedImmune's Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of MedImmune Common Stock which are held by Biotech Target within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 1,485,000 shares of 1,485,000 Common Stock held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of MedImmune's Common Stock held by Biotech Target.

         (c) Biotech Target engaged in the following transactions with respect to the securities of MedImmune. Each of these transactions was completed on the NASDAQ stock market.


----------------------------------------------------------------------------------------------
DATE                     TRANSACTION                   AMOUNT                 PRICE PER SHARE
----------------------------------------------------------------------------------------------
Bought                   Nov. 3, 1997                  40,000                      $38.14
----------------------------------------------------------------------------------------------
Bought                   Nov. 4, 1997                  25,000                      $38.45
----------------------------------------------------------------------------------------------
Bought                   Nov. 6, 1997                  40,000                      $39.38
----------------------------------------------------------------------------------------------
Bought                   Nov. 7, 1997                  37,500                      $38.70
----------------------------------------------------------------------------------------------
Bought                  Nov. 10, 1997                  50,000                      $38.98
----------------------------------------------------------------------------------------------
Bought                  Nov. 11, 1997                  115,000                     $38.68
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Bought                  Nov. 12, 1997                  95,000                      $37.27
----------------------------------------------------------------------------------------------
Bought                  Nov. 13, 1997                  70,000                      $36.84
----------------------------------------------------------------------------------------------


         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of MedImmune (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.





-------------





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
* See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.





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
                                        SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BB BIOTECH AG

Date: November 19, 1997           By: /s/ Hans-Joerg Graf
                                     -------------------------
                                  Name: Hans-Joerg Graf
                                       -----------------------

Date: November 19, 1997           By: /s/ Dr. Victor Bischoff
                                     -------------------------
                                  Name: Dr. Victor Bischoff
                                       -----------------------


                                           BIOTECH TARGET, S.A.

Date: November 19, 1997           By: /s/ Dr. Andreas Bremer
                                     -------------------------
                                  Name: Dr. Andreas Bremer
                                       -----------------------

Date: November 19, 1997           By: /s/ Dr. Anders Hove
                                     -------------------------
                                  Name: Dr. Anders Hove
                                       -----------------------

                                        APPENDIX A TO ITEM 2

                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------
BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Chairman
(Swiss citizen)                   8200 Schaffhausen,                         and Director
                                  CH/Switzerland

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Massachusetts Institute                    Professor
(U.S. citizen)                    of Technology                              and Director
                                  Building 68, Room 380
                                  77 Massachusetts Avenue
                                  Cambridge, MA  02139

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             Signatory
(German citizen)                  6301 Zug                                   Authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             Signatory
(Danish citizen)                  6301 Zug                                   Authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             Signatory
(Swiss citizen)                   6301 Zug                                   Authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama





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